Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
 Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response...0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* Fitzpatrick Brian F.	2. Date of Event Requiring Statement (Month/Day/Year) 11/1/01	4. Issuer Name and Tickler or Trading Symbol Mediware Information Systems, Inc. MEDW
(Last) (First) (Middle) 7 Claymont Drive
(Street) Ladera Ranch CA 92694	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director ___ 10% Owner X Officer (give title below) ___ Other (specify below) General Manager of Operating Room Division	6. If Amendment, Date of Original (Month/Day/Year) 11/1/01
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, Par Value $ .10	6,000	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	(1)	7/01/2006	Common Stock	50,000	3.15	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses: (1) Options vest ratably on 7/2/2002, 7/2/2003 and 7/2/2004.
	BRIAN F. FITZPATRICK BRIAN F. FITZPATRICK **Signature of Reporting Person	6/17/02 Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.